UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15/A

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-21202

Resonate Blends, Inc.

(Exact name of registrant as specified in its charter)

One Marine Plaza

Suite 305A

N. Bergen, NJ 07043

(786) 396-9696

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock

(Title of each class of securities covered by this Form)

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s)

relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) ☒

Rule 12h-3(b)(1)(i) ☐

Rule 12g-4(a)(1)(ii) ☐

Rule 12h-3(b)(1)(ii) ☐

Rule 15d-6 ☐

Approximate number of holders of record as of the certification or notice date, of June 10, 2025, is 176.

Explanatory Note

Resonate Blends, Inc. (the “Company”) is filing this Form 15/A for the purpose of correcting a scrivener’s error that appears in the Company’s Form 15 (the “Original Form 15”) filed with the Securities and Exchange Commission on June 10, 2025. In the Original Form 15, the number of shareholders of record on June 10, 2025, was stated as 706 when, in fact, the number of shareholders of record on June 10, 2025, was 176.

Pursuant to the requirements of the Securities Exchange Act of 1934, Resonate Blends, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	July 22, 2025	By:	James W. Zimbler

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.